Paul Hastings LLP
55 Second Street, Twenty-Fourth Floor
San Francisco, CA  94105-3441
telephone 415-856-7000
facsimile 415-856-7100
www.paulhastings.com

(415) 856-7007 davidhearth@paulhastings.com
September 27, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Matthews International Funds - File Nos. 33-78960 and 811-08510

Ladies and Gentlemen:

We are counsel to the Matthews International Funds (the “Trust”), and hereby confirm on the Trust’s behalf that Post-Effective Amendments No. 48 and No. 49 to the Trust’s Registration Statement on Form N-1A are identical except for their EDGAR series identifiers.  Post-Effective Amendment No. 49 was filed solely to correct the EDGAR series identifiers on Post-Effective Amendment No. 48 as identified by the Commission’s staff.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
for PAUL HASTINGS LLP